# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: General Enterprise Ventures, Inc., CIK 0000894556
CUSIP: 369759204
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 1740H Del Range Blvd, Suite 166, Cheyenne, Wyoming (WY), 82009
Date of event which requires filing of this statement: 09/30/2025
Amends the filing with accession number 0000950170-25-043952
Filed by CIK 0002061007
Persons authorized to receive notices and communications: BoltRock Holdings LLC, 712 5th Avenue, 22nd Floor, New York, New York (NY), 10019, (212) 735-2691

## Reporting persons
- BoltRock Holdings LLC (CIK 0002061007): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO), working capital (WC); sole voting power 4,030,026; shared voting power 0; sole dispositive power 4,030,026; shared dispositive power 0; aggregate amount beneficially owned 4,030,026 (31.72% of the class)
  Comment: For Item 13 - In accordance with Exchange Act Rule 13d-3(c), ownership percentage assumes: (i) the conversion of Series C Shares held by the Reporting Person into Common Shares; (ii) exercise of certain warrants held by the Reporting Person; (iii) conversion of the Convertible Note; and (iv) that no other person has converted or exercised securities into the Common Shares.
  
  The number of Common Shares reported herein as beneficially owned by the Reporting Person reflects the 1-for-6 reverse stock split of the Issuer's Common Stock and Series A Preferred Stock effective August 28, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: General Enterprise Ventures, Inc.
Address of issuer's principal executive offices: 1740H Del Range Blvd, Suite 166, Cheyenne, Wyoming (WY), 82009
Comment: Explanatory Note: This Amendment No. 1 to Schedule 13D amends and supplements the statement on Schedule 13D originally filed with the United States Securities and Exchange Commission ("SEC") on March 24, 2025 (as amended the "Schedule 13D"). Capitalized terms used but not defined herein shall have the meanings attributed to them in the Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following:

The information in Items 4 and 6 of this Schedule 13D is hereby incorporated by reference into this Item 3.

On September 30, 2025, the Reporting Person entered into a securities purchase agreement (the "Securities Purchase Agreement") with the Issuer, pursuant to which the Reporting Person purchased 26,667 shares of Series C convertible preferred stock (the "Series C Shares") for an aggregate purchase price of $400,000 ($15.00 per Series C Share). Each Series C Share is convertible into 3.3333 Common Shares at any time by the holder.

In connection with the execution of the Securities Purchase Agreement, the Reporting Person also executed a common stock purchase warrant agreement (the "Warrant Agreement"), pursuant to which the Issuer issued a warrant (the "Warrant") to the Reporting Person. The Warrant Agreement entitles the Reporting Person to purchase from the Issuer up to 50% of the number of Common Shares issuable upon full conversion of all the Series C Shares purchased by the Reporting Person, for an exercise price of $6.00 per share, upon the terms and subject to the conditions of the Warrant Agreement. The Reporting Person has five years following the issue date of the Warrant to exercise such right.

In connection with the execution of the Securities Purchase Agreement, the Reporting Person also executed a lock-up agreement (the "Lock-Up Agreement") with the issuer, pursuant to which the Reporting Person is restricted from transacting in the Issuer's Common Shares or derivatives relating to Common Shares for six months after the closing of the offering.

The above descriptions of the Securities Purchase Agreement, Warrant Agreement and Lock-Up Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of such agreements, which are filed as exhibits hereto and incorporated herein by reference.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information in Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following:

The information in Items 3 and 6 of this Schedule 13D is hereby incorporated by reference into this Item 4.

Pursuant to the terms of the securities purchase and stockholders agreement with TC Special Investments, LLC, the Reporting Person plans to appoint a member to the Issuer's board of directors within 30 days of the date of this filing.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The information in Item 5 of the Schedule 13D is hereby amended and restated as follows:

The Reporting Person has beneficial ownership of 4,030,026 Common Shares, which consists of (i) 2,416,667 Common Shares, (ii) 318,913 Common Shares issuable upon the conversion of 95,674 Series C Shares, (iii) 833,334 Common Shares issuable upon the conversion of the Convertible Note and (iv) 461,112 Common Shares issuable upon the exercise of certain warrants held by the Reporting Person. The percentage of beneficial ownership is approximately 31.72% of the outstanding Common Shares. The percentage was calculated based on (a) 11,091,831 Common Shares outstanding as adjusted for the Reverse Stock Split (as defined below), as disclosed in the Issuer's Quarterly Report on Form 10-Q for the quarter ended June 30, 2025 filed by the Issuer with the SEC on August 14, 2025, (b) 318,913 Common Shares issuable upon the conversion of 95,674 Series C Shares held by the Reporting Person, (c) 833,334 Common Shares issuable upon the conversion of the Convertible Note held by the Reporting Person and (iv) 461,112 Common Shares issuable upon the exercise of certain warrants held by the Reporting Person.

Note: In accordance with Exchange Act Rule 13d-3(c), ownership percentage assumes: (i) the conversion of Series C Shares held by the Reporting Person into Common Shares; (ii) exercise of certain warrants held by the Reporting Person; (iii) conversion of the Convertible Note; and (iv) that no other person has converted or exercised securities into the Common Shares.

The number of Common Shares reported herein as beneficially owned by the Reporting Person reflects the 1-for-6 reverse stock split (the "Reverse Stock Split") of the Issuer's Common Stock and Series A Preferred Stock effective August 28, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose: The information set forth in rows 7 through 10 of the cover page to this Schedule 13D is incorporated by reference into this Item 5(b).
Transactions in the class effected during the past sixty days: Other than as described in this Schedule 13D, the Reporting Person has not effected any transactions in Common Shares during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following:

The information in Items 3 and 4 of this Schedule 13D is hereby incorporated by reference into this Item 6.

On September 30, 2025, the Reporting Person entered into a consulting agreement (the "Consulting Agreement") with the Issuer, pursuant to which the Reporting Person will provide general and commercial advice to the Issuer in exchange for a set number of Series C Shares paid out over certain milestones based on the Issuer's market capitalization.

The above description of the Consulting Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the agreement, which is filed as an exhibit hereto and incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
8. Securities Purchase Agreement by and between the Reporting Person and Issuer, dated September 30, 2025
9. Form of Common Stock Purchase Warrant Agreement
10. Form of Lock-Up Agreement
11. Consulting Agreement by and between the Reporting Person and the Issuer, dated September 30, 2025

## Signatures
- BoltRock Holdings LLC: /s/ Craig A. Huff, Managing Member (10/02/2025)